Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Operator

Good day, ladies and gentlemen, and welcome to ITC Holdings Corporation first quarter conference call and webcast. (Operator Instructions). I would like to hand the conference over to Ms. Gretchen Holloway. Ma’am, you may begin.

Gretchen Holloway—ITC Holdings Corp. –Director, Investor Relations

Good morning, everyone, and thank you for joining us for ITC’s 2012 first quarter conference call. Joining me on today’s call are Joseph Welch, Chairman, President and CEO of ITC, and Cameron Bready, our Executive Vice President and CFO. Last night we issued a press release summarizing our results for the quarter ended March 31, 2012. We expect to file our Form 10-Q with the Securities and Exchange Commission today.

Before we begin I would like to remind everyone of the cautionary language contained in the Safe Harbor Statement. Certain statements made during today’s call that are not historical facts such as those regarding our future plans, objectives and expected performance, are considered forward-looking statements under federal securities laws. While we believe these statements are reasonable, they are subject to various risks and uncertainties, and actual results may differ materially from our projections and expectations. These risks and uncertainties are discussed in our reports filed with the SEC, such as our periodic reports on Forms 10-Q and 10-K and our other SEC filings. You should consider these risk factors when evaluating our forward-looking statement. Our forward-looking statements represent our outlook only as of today, and we disclaim any obligation to update these statements, except as may be required by law. A reconciliation of the non-GAAP financial measures discussed on today’s call is available on the investor relations page on our website.

In addition, on December 5, 2011, ITC and Entergy Corporation made an announcement of intended transaction. Investors are encouraged to read the proxy statement and prospectus in its entirety regarding the proposed transaction, as well as any other relative documents when they become publicly available. These documents will contain important information about the proposed transaction. A free copy of the proxy statement and perspective as well as other filings containing relevant information will be available without charge on the SEC website. Copies of the proxy statement and prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement and prospectus can be obtained when available and without charge from ITC or Entergy. Information regarding participants or persons deemed to be participants in the solicitation of proxies with respect to the proposed transaction is contained an ITC’s proxy statement for its most recent annual meeting and Entergy’s proxy statement for its most recent annual meeting, both of which are filed with the SEC.

I will return the call over to Joe Welch.

Joe Welch—ITC Holdings Corp. – Chairman, President & CEO

Thanks, Gretchen, and good morning, everyone. Given our rather comprehensive update on our fourth quarter 2011 just a couple of months ago, our remarks for today will be brief and will be focused on the strategic and financial highlights the quarter.

I’m once again pleased to share with you today solid operational and financial results for the first quarter of 2012, which positions us well to deliver on our full year commitment and long-term strategic plans. These plans are focused on successful execution of our stand-alone five-year capital investment plan, coupled with continuing to advance our previously announced transaction with Entergy through the approval process in a manner that maximizes the probability of a successful close of the transaction.

On the operational front, system performance for the first quarter of 2012 remained quite strong, particularly attributable to relatively the mild winter weather experienced across the Midwest. While the weather implications were generally minimal for the quarter, with actual load coming close to our forecasted amounts, the Midwest region did experience more frequent severe weather events, including some destructive tornadoes within the region. Fortunately, our system sustained no direct hits and continued to perform well during these severe conditions.

As we highlighted at our last call our new standalone five-year plan for the 2012 to 2016 period is largely in line with our previous plan, with identified investment requirements in our base operating system, network upgrades to support generator interconnections, and for new transmission infrastructure through our development portfolio. The plan calls for a further significant ramp up in our annual capital investment levels in 2012, once again requiring the company to effectively adapt and execute on an expanding and by diversified capital investment plan, while also furthering our goal of overall best in class performance of our systems.

Our investment plan within our base operating system remains on track with — and are progressing on schedule. In fact, in March we announced we have selected a Michigan company, MJ Electric of Iron Mountain, to build the Thumb Loop phase one line segment, which is a 62-mile stretch or just under half of the total project mileage. MJ Electric’s selection was based on a competitive bidding process as well their history of safety and successful project completion for ITC in this very specialized field. Awarding this contract was an important milestone, advancing the Thumb Loop project, which is the largest single project we have under taken and is critical to supporting transmission upgrades in this region in Michigan. It also serves as another example of how our strategic alliance relationships with venders capable of undertaking these large projects ensures that ITC will remain well positioned to execute on its transmission investment incentives going forward.

We have also continued to highlight our successful — our success around our development efforts, first with the MISO approval of its basket MVP projects in December of last year, and also through our recent announced expanded partnership agreement for Sunflower and Mid-Kansas for future projects within SPP region. As we have highlighted, our development portfolio includes certain regional and lower voltage projects within the SPP region that we anticipate will be assigned to ITC Great Plains under the co-developed agreements that we executed in February. These projects could include major retail transmission projects assigned to Sunflower or Mid-Kansas by SPP, as well as local lower voltage projects identified by either company.

Our previous development successes within the South regional — South Central region were premised on similar partnership agreements with the co-ops in the area, and these new agreements highlight the success of our approach to these partnerships.

On the regulatory policy front, not a great deal has transpired since our last call, and our efforts remain focused on Order 1000 implementation with implementation activities within SPP and MISO along with other surrounding regions. With that said, one new development on the policy front worth highlighting was FERC’s order issued in late March to response to the Seventh Circuit Court’s decision, which remanded FERC’s approval of these postage stamp allocation methods for high voltage facilities in PJM. In FERC’s March order, the commission reaffirmed the use of a postage stamp allocation methodology, where the facilities are rated 500kV and above, but indicated that this does not preclude PJM from adopting another approach in compliance with Order 1000.

Within the March order FERC elaborated on its broad base cost allocation principles, further solidifying its views. Specifically, the commission noted that PJM’s regional transmission expansion process identified system-wide needs and provides for the annual reallocation of the cost for high voltage facilities based on a load ratio share, helping ensure that the cost of these projects are allocated to those who are likely to benefit. Additionally they noted that while a majority of the 500kV and above transmission projects approved through the expansion plan were intended to address reliability violations in the PJM region, all parties benefited from an integrated system that ensures deliverability to all regions.

Further, FERC stressed that one of the key principles that we sought to reinforce, which is that the construction of a high voltage transmission line services to accommodate future changes in resource mix and benefits both importers and exporters of power. The commission added that having found these — that there are system-wide reliability benefits associated with the new 500 kV and above transmission facilities, it is reasonable to conclude that these benefits are broadly shared by system users. The order provides another example of transmission policies being adopted by FERC that should serve to promote transmission investment and supports our strategic vision and stand-alone five-year plan.

While our business continues to perform well, and we remain very much on track with our goals and objectives, we remain focused on successfully implementing our transaction with Entergy Corporation, under which Entergy will separate its transmission business, and merge it with ITC in tax-free Reverse Morris Trust transaction. Since our December 5th announcement we have been largely focused on our initial outreach plans, which have involved significant interactions and meetings with key constituents in Entergy’s operating regions. This effort, which we view critical to the overall success of the transaction, has provided us an opportunity to explain the proposed transaction; effectively introduce ITC and our independent transmission model to the region, as well as it’s inherent benefits; and better understand the perspectives and concerns of the parties who will be actively involved in the regulatory approval process. Overall this effort has been productive and informative, and we believe that it will ultimately help facilitate a constructive regulatory approval process.

As we continue our outreach efforts, we also have begun the process of preparing and refining the applications and testimony that will be made with the various retail jurisdictions. These applications are required at the retail level for a change in control of the Entergy transmission business, along with certain financing that will be executed in conjunction with the initial spin of the transmission business under Entergy. We expect to finalize these applications and initiate a sequenced filing scheduling beginning mid-September [corrected in Q&A to mid-summer].

Further, we are also in a similar position with respect to our FERC applications, which are required to consummate the transactions. These applications include approval for change of control for the Entergy transmission operating companies that will be created, as well as establishing new rate tariffs for these operating companies. Similar to the retail level applications, we expect to have these applications completed and filed mid-summer. Other key approvals required for the transaction include ITC shareholder approval, pre-merger notification under the Hart-Scott-Rodino Act, and the receipt of an IRS private letter ruling. We expect to initiate these processes during the second and third quarters of 2012. Our expectation is that based on the current filing schedule, the timelines anticipated for each of these activities should allow us to close on the transaction in 2013 as initially contemplated.

Lastly, as you are likely aware one of the conditions to closing on our transaction with Entergy is that they receive approval to join acceptable RTO, which we expect to be satisfied through a successful conclusion of Entergy’s efforts to join MISO. Last week an important milestone in this process was reached when FERC conditionally approved MISO and its transmission owner’s proposal to establish a transition period for the integration of Entergy. Entergy is currently in the process of seeking approvals from its retail regulators to join MISO, and such approvals are expected in a time frame to support the anticipated closing of our transaction in 2013.

As you can see, 2012 promises to be a busy year on many fronts; however, we believe that our efforts on the — over the past several years to position the Company internally from a leadership and organizational perspective and externally from a strategic perspective have positioned us well to deliver on our standalone plan, while also successfully advancing the Entergy transaction towards closing. Our first quarter results served to reinforce my confidence in doing just that.

I will now turn the call over to Cameron for the financial update.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Thanks, Joe, and good morning, everyone. As Joe noted, given the small amount of time that has passed since our last update, our prepared remarks today on our financial results are also relatively brief. I will begin with providing a summary of our financial performance for the first quarter of 2012.

For the quarter, reported net income was $46.1 million or $0.88 per diluted share, as compared to reported net income $42.0 million or $0.81 per diluted share for the first quarter of 2011. Operating earnings for the first quarter 2012 for $48.5 million or $0.93 per diluted share, compared to $42.0 million or $0.81 per diluted share for the first quarter of 2011.

Operating earnings for the quarter exclude after-tax expenses of approximately $2.5 million or $0.05 per share associated with the Entergy transaction. Consequently, operating earnings are reported on a basis consistent with how we provided our earnings guidance for the year and excludes the aforementioned item that was not reflected in guidance and does not impact the future earnings potential for the business. The increase in operating earnings year-over-year was largely attributable to higher income associated with the increased rate base and AFUDC at all our operating companies; partially offset by (1) lower revenues associated with the amortization of the ITC transmission rate freeze revenue deferral, which expired in May 2011 and (2) lower general administrated expenses in the first quarter of 2011 due to the recognition of a regulatory asset associated with the Kansas V-Plan Project, which did not recur in 2012.

As a reminder the first quarter of 2011 included $0.04 per share associated with the amortization of the ITCTransmission rate freeze revenue deferral. This rate freeze related to the 2003 and 2004 time frame and was amortized over a five year period beginning in June 2006 and ending in May 2011. Consequently, results for first quarter of 2012 do not include this item, as it has now been fully amortized. The full year results for 2011 included approximately $0.06 per share associated with this item that will not recur in 2012.

In addition, the recognition of the Kansas V-Plan regulatory asset increased first quarter 2011 results by approximately $0.02 per share. Normalizing for these items for the quarter, our Q1 2012 operating earnings increased 24% over the corresponding 2011 period.

Our continued success in executing our capital investment plans remains the primary driver of our financial performance. For the three months ended March 31, 2012, our capital investments totaled $203.0 million across all of our operating companies. This amount includes $41.1 million, $39.8 million, $92.4 million, and $29.7 million at ITCTransmission, METC, ITC Midwest, and ITC Great Plains respectively. These capital investment levels for the first quarter of 2012 reflect the significant ramp up that Joe noted earlier. By comparison, in the first quarter of 2011 we invested $128.9 million in our capital projects. The relatively mild weather we experienced this winter allowed us to get a strong start on our capital plans for 2012, which positions us well to meet our overall goals and objectives for the full year.

We are pleased with our financial results for the first quarter, as they came in very much on plan. As a result of this performance, we are reaffirming our annual operating earnings guidance of $3.90 to $4.05 per share, excluding any anticipated expenses associated with the Entergy transaction. Further, we are also reaffirming our aggregate capital investment guidance for 2012 of $730 million to $830 million, which includes $185 million to $210 million,$155 million to $180 million, $295 million to $325 million, and $95 to $115 million at ITCTransmission, METC, ITC Midwest, and ITC Great Plains respectively.

Turning now to our financing requirements for the year, as discussed in the 2011 earnings call, with the successful completion of the ITC Midwest notes in January, our financing calendar for the remainder of the year remains relatively light. We currently anticipate refinancing the ITC Midwest revolving credit facilities in the second quarter and expect to execute additional fixed debt requirements at ITC Holdings and MET in the second half of the year.

As for our liquidity position, as of March 31, 2012, we had $23.1 million of cash on hand, and $391.2 million of net undrawn revolver capacity, bringing our total liquidity position to approximately $414.3 million. Our total capacity available under our revolving credit facilities is currently $666.0 million. We continue to believe that the business is very well capitalized with the appropriate liquidity and access to capital to effectively fund our plans for the remainder of 2012 as well as for our five-year planning horizon. As we have discussed previously, we have placed a great deal of emphasis on insuring that we have the balance sheet strength and financial flexibility to continue to execute our strategy on a long-term basis, and believe we have achieved that objective.

Lastly, as Joe noted previously, we remain focused on delivering our stand alone five-year plan while we advance our Entergy transaction to closing. It is largely premised on investing approximately $4.2 billion in new transmission infrastructure over the 2012 to 2016 period, with a focus on delivering reliability and other economic benefits to our customers while creating a 21st century grid. The plan is comprised of investments in our base operating companies to improved reliability, replace aging infrastructure, and interconnect new generating resources, as well as our development portfolio of projects that include regional infrastructure projects along with local projects needed for reliability purposes.

I would now like to turn to updates on some of the key projects within this plan. We made good progress with the Thumb Loop project, with the selection of a contractor to build the first segment of the project. We expect significant capital investments associated with the Thumb Loop to begin this year. This project provides the critical transmission infrastructure needed to support the previously approved wind zone development in the state of Michigan.

All of the projects at ITC Great Plains, which include Hugo-to-Valliant, the KETA project and the Kansas V-Plan, remain on schedule for completion. Importantly, during the first quarter of 2012, ITC Great Plains received NERC certification as a transmission operator, which will allow us to operate these projects in SPP as they’re placed into service. Receipt of this certification is another example of our focus on operational excellence, which serves to set ITC apart from many other transmission developers. Our ability to both development infrastructure projects and operate them in a manner that complies with stringent NERC requirements is critical aspect of our overall strategy.

We anticipate that the Hugo-to-Valliant project will be placed into service in the next few weeks, and the first phase of the KETA project is scheduled to be placed into service in June. We are very pleased with the progress we have made with ITC Great Plains, and we and our partners are excited to see the first projects in this region go into service for the benefit of customers. This represents a very important milestone for our development business.

In addition our SPP activities, we are also in the process of initiating our internal activities to further advance our portions of the four MISO MVP projects that ITC is undertaking, including commencing routing studies to support our siting applications in various jurisdictions. As a reminder, the total portfolio of MVP projects improved by MISO includes approximately $5.1 billion of investments in new regional transmission infrastructure and is the result of an extensive stakeholder process. These projects are expected to provide broad regional benefits commiserate with cost and also support approved state and federal energy policy mandates in the MISO region. ITC expects to invest more than $600 million in its portion of these MVP projects.

Our performance and execution in the first quarter builds on our solid foundation of delivering on commitments that we make to both customers and shareholders. Further, we have made good progress with our efforts to advance the Entergy transaction to closing and remain on track with our overall expected timeline for completing the transaction. As we have communicated previously, we strongly believe we can execute effectively on our standalone strategy while advancing the Entergy transaction, the combination of which we feel provides a compelling value creation opportunity for investors.

At this time I would like to open up the call to answer questions from the investment community.

Operator

Thank you. (Operator Instructions). Our first questions comes from Jonathan Arnold from Deutsche Bank.

Jonathan Arnold —Deutsche Bank

Hi, good morning, guys.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Good morning, Jonathan.

Jonathan Arnold—Deutsche Bank

A couple of questions. My first one is my impression is that the preliminary phase of preparing your regulatory strategy and filings for the Entergy transaction has gone on a little longer than you initially thought it might. Can you give us any insights into what the discussions are focused on, what are the key areas of concern you are coming up against, and any inclination as to how you might be able to address some of those?

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Sure, Jonathan, I’ll be happy to take a stab at that. Just in response to the first aspect of your question, I wouldn’t suggest that it’s gone on longer than we anticipated. It’s pretty much on schedule with what we originally expected. As you can imagine, coordinating our activities with a variety constituents across four state jurisdictions as well as the city of New Orleans, in addition to the activities at the federal level, obviously, that are important to ensuring the success of the transaction. It’s a time-consuming process. We expected it to be and it’s frankly gone on as we had originally anticipated it probably would.

The discussions have been, as you can imagine, pretty broad based. They focused on a little bit of everything, number one, explaining what is a relatively complex transaction to a large group of constituents who don’t perhaps follow these types of corporate activities day in and day out. So there has been a little bit of an education process with respect to how the transaction works, why it was structured the way it was, and why the structure that we’ve incorporated we feel is the best structure for effectuating the overall effort.

I’d say the second area of concern — or concern is the wrong word — the second area of focus has been introducing ITC. This is an area of the country that is probably not entirely educated at this point on the independent transmission model, and a lot of our focus has been to introduce ITC, it’s operating recording, how we run our business, how we plan for our business, and what we bring to the region in terms of an operator, and how the independent model we believe adds value to the overall enterprise.

And then thirdly, it’s been focused on the key issues that we know the retail regulators in particular are going to have, which are certainly how this certainly impacts their jurisdiction over regulating the assets and certainly what are the anticipated implications from a rate perspective of executing this transaction. So those largely are the key areas that I think we’ve been focused on discussing with constituents broadly.

There has also been a large group of users and customers that we’ve been trying to interact with as well as, and certainly their concerns are focused on reliability and how we’ll interact with them as owner and operator of the system. But I think overall the effort has been productive and informative, as Joe suggested, and I think at this point we’re using a lot of those conversations, feedback that we’ve received to ensure that we’re preparing our applications and testimony, we’re trying to be as thoughtful and fulsome as we can be to address issues and concerns that we know constituent groups are going to have in that region. And ultimately, as we said, we feel that will lead to a more constructive and more efficient regulatory approval process.

Jonathan Arnold—Deutsche Bank

Great. Thank you, Cameron. I think Joe talked about sequencing? It was a word you used on the slides around the filings. Should we anticipate that you’ll do pretty much all the states in one and federal separately, or is it possible the states potentially be on different tracks.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

I think the sequencing that Joe described is purposeful, because some states have time frames under which they are required to act on applications, and other states do not. So I think the state filings will begin mid-summer, as Joe suggested, and then we will sequence them shortly thereafter. There won’t be a wide spread, I wouldn’t expect, between the time we start making the filings and when we finish making the filings in each of the jurisdictions. But we would expect the federal filing to occur around mid-summer as well. So it will be timed around the same time we start making the state applications.

Jonathan Arnold—Deutsche Bank

Okay, great, thank you for all of your answer. Thank you.

Operator

Thank you. Our next question comes from Jay Dobson from Wunderlich Securities.

James Dobson—Wunderlich Securities, Inc.

Good morning.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Good morning, Jay.

James Dobson—Wunderlich Securities, Inc.

Cameron, maybe just finish on that last question, because I think there is a little confusion, and maybe it’s directly to Joe too. Did you say mid-September for the state filings, or did you say mid-summer? I wrote mid-September, and I think Cameron just said mid-summer for states.

Joe Welch—ITC Holdings Corp. –Chairman, President & CEO

It’s mid-summer.

James Dobson—Wunderlich Securities, Inc.

Mid-summer. Okay.

Joe Welch—ITC Holdings Corp. –Chairman, President & CEO

Everybody is whispering that I misspoke.

James Dobson—Wunderlich Securities, Inc.

No worries, no worries. We like midsummer better than mid-September.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

It happens to the best of us.

James Dobson—Wunderlich Securities, Inc.

Absolutely. Me, fairly usually. So if we think about that then, Joe, as we’ve gone through the myriad of discussions with these folks, is it anticipated that it should be about a 12-month process? I’m sure the first question you’re asking isn’t how long this is going to stake, so I respect you got a number of other items on your priorities to talk about to these folks. But for those of us staring at these transaction and looking at how long it will take, maybe give us an idea of your latest read.

Joe Welch—ITC Holdings Corp. – Chairman, President & CEO

I think we’re always hopeful that we’re going get it done in 2013, and that has to happen. I mean, just basically as Cameron laid out, some of the jurisdictions have statutory requirements when they have to take action and some do not. And that really ties in part and parcel to why we’re taking the extra front time, because we want to make sure that we understand fully, especially in those areas where they don’t have a time stamp to get things done, that we can truly address all their issues and concerns in our filing to hopefully get that done. But we would like to be done by mid-2013, just to be candid.

James Dobson—Wunderlich Securities, Inc.

Got you. No, that’s perfect. Cameron, two other questions. First on holdco development costs, and I’m thinking about the non-recoverable ones. What were those in the quarter relative to a quarter ago?

Cameron Bready—ITC Holdings Corp. – EVP & CFO

They were roughly the same quarter over quarter at around – our total non-recoverables were in the $5.5 million—$6 million range.

James Dobson —Wunderlich Securities, Inc.

Got you.

Cameron Bready—ITC Holdings Corp – EVP & CFO

So pretty much in the overall guidance as we’ve laid out in the annual basis of $20 million to $25 million of non-recoverable expenses.

James Dobson—Wunderlich Securities, Inc.

Perfect. And I image — this is the last question. It’s a pretty small item, but you put it in the press release, so I’ll make you define your words. When you’re talking about the costs, you put as well higher general business expenses, primarily related to increased information technology support? Can you help us understand what is going on, particularly whether that’s recoverable, non-recoverable, so is that a drag on results?

Cameron Bready—ITC Holdings Corp. – EVP & CFO

No, it’s more of a variance year-over-year. Most of those expenses are going to be recoverable expenses, Jay, and it’s just in this day and age that we live in with the increased NERC compliance standards, particularly around the CIP requirements — the critical infrastructure protection. The amount of resources and time and effort we have to put in to our information technology infrastructure continues to increase. And that’s really the driver, to be candidate, and those dollars are recoverable dollars, as they’re supporting our regulating operating businesses.

James Dobson—Wunderlich Securities, Inc.

That’s great. Thanks for the clarity. I appreciate it.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Absolutely. Thanks.

Operator

Thank you. Our next question comes from Neil Kalton from Wells Fargo.

Neil Kalton—Wells Fargo Securities, LLC

Good morning, everyone.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Good morning, Neil.

Neil Kalton—Wells Fargo Securities, LLC

Just a question on SPP. There are some major projects that you’ve been looking to do for some time now there, and so far in the processes there they haven’t tested out, I guess — I don’t know if that’s the right word, but any update on those projects, the process in SPP? What should we be looking at next?

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Neil, it’s Cameron. There are a number of projects, larger-scale projects, that we do have on the drawing board in SPP that you’re referencing. Those projects were identified in the ITP20 process, and many of them were included in ITP20 plan that SPP advanced last year. When the ITP10 plan was rolled out in the early part of this year, none of those projects but for a smaller one were included in the ITP10 process. At this point, just given the way the planning was done and the needs of the system that materialized under the plan.

So those projects still very much remain on the drawing board. We are still working very diligently to advance them, and there are still opportunities for us to be able to advance them through either the near-term plans or the next version of the longer-term plan ultimately that will come out here over the course of time. So by no means are the projects, I think, off the drawing board, but certainly they weren’t included in the ITP10 report that came out in the early part of this year. So the work in front of us is to ensure that we continue to promote them and the need for those as part of the other planning mechanism that SPP has in place to advance projects, either the near term plan or again continuing to promote them through the long-term planning processes that continue on a rotating basis.

Neil Kalton—Wells Fargo Securities, LLC

Just a follow-up then. In terms in the near-term planning process, when is the next update to that? Would that be more year end of this year?

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Yes, it’s the STEP plan comes out annually from SPP, similar to how the MTEP plan comes MISO, and it’s focused on near-term reliability issues.

Neil Kalton—Wells Fargo Securities, LLC

Okay. Thank you.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

Thanks, Neil.

Operator

Thank you. Our next question comes from Kevin Cole from Credit Suisse.

Kevin Cole—Credit Suisse

Question on the Entergy transaction. How are you messaging the upgrade in performance under your ownership in direct comparison of Entergy’s capabilities on a standalone basis, and how is this being received?

Joe Welch—ITC Holdings Corp. – Chairman, President & CEO

The messaging has been just — basically we don’t really try to do a comparison with anyone. We just layout what our performance and performance track record is. But generally our performance record is well received across all venues. That they realize and we openly state that our objective is to be best in class operator, and we’ve demonstrated that in two of the three jurisdictions and have made vast improvements at ITC Midwest. So they see that and they see our commitment to it, and across the board — I’ve been part of those conversations, and across the board I can tell you it is well received.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

And if I could just — I’m sorry, Kevin — if I could just add, I think the one important aspect of that discussion as well is to demonstrate why that performance level is of value to customers. And certainly that is a region that has a lot of industrial load and a lot of industrial customers who care a great deal about reliability, power quality issues, and certainly this type of messaging resonates very well with them.

Joe Welch—ITC Holdings Corp. – Chairman, President &CEO

Yes, and I think the other thing that I would add is when Cameron lays out the value of the independence model, this is one of the major aspects of the value of the independent model, because our sole focus is transmission. And as we tell people and I say to them, the reliability is what goes with our name, and that has to happen. And so I think everyone, after we talked to them, absolutely understands that it’s primarily important to us that we continue that reputation.

Kevin Cole—Credit Suisse

Okay, thank you. And then how should we think about the, I guess, the state regulators’ acceptance of joining an RTO in conjunction with your filings?

Joe Welch—ITC Holdings Corp. – Chairman, President &CEO

Well, that’s again one of the reasons that there is probably more pre-time being spent on this than what a lot of people from the outside would view as comfortable. The regulators there have several transmission issues to address, and they’re coming at them virtually simultaneously. So they want to get through the RTO issue, and then they can address the transfer of jurisdiction issue or the change of control issue. So there is a struggle going on, and there’s a lot of things that those regulators have to understand. And we’re — we want to make sure that they get a total picture of what the landscape is going to be like in the future, and then they have something to compare it to, because they know what it is today.

Kevin Cole—Credit Suisse

Okay.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

And Entergy is in the process. In their retail jurisdictions they’ve made applications in I think most of their retail jurisdictions. Perhaps not all at this point but soon will in all of them make the applications to join MISO. The procedural schedules are in process around those activities with their state regulators, and certainly the time frame and process is structured in a way that we clearly expect to have that answer well in advance of being in position to close on the transaction, since having all the regulatory approvals for them to join an acceptable RTO is one of the closing conditions to our transaction.

Kevin Cole—Credit Suisse

Okay, thank you. And then I guess on KETA, it appears that it’s going a little better than expected, with bumping up phase two to late 2012 from mid-2013? Should we view this as kind of head room to 2012 guidance? And how much CapEx would we pull forward from 2012 to 2013.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

I don’t really anticipate it being any incremental increase in 2012 capital. I think from a timing perspective we do expect to be done with the second phase of KETA as early as the end of 2012. But I think, again, we’ve continue to have good fortune with that project in terms of its overall costs, and I don’t anticipate any meaningful increase in 2012 capital as a result of being able — and anticipate being complete with the project by the end of the year, early part of 2013 on the outside.

Kevin Cole—Credit Suisse

Okay. And then with the MVP project, I guess congrats on the Sunflower and Mid-Kansas partnerships. Has that made its way into the $600 million that you list on slide 10?

Cameron Bready—ITC Holdings Corp. – EVP & CFO

For the MVP project?

Kevin Cole—Credit Suisse

Yes.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

A portion of the $600 million is in the five year plan we rolled out at the end of 2011 in our year-end earnings call. Not all of the $600 million is in the five year plan, because some portion of that is expected to be invested in periods that fall outside of — or fall beyond the 2016.

Kevin Cole—Credit Suisse

Does is the Sunflower/Mid-Kansas spending incremental to the guidance that you gave last quarter, or is this —

Cameron Bready—ITC Holdings Corp. – EVP & CFO

No, if you recall that — we actually announced that right on the heels of our year-end earnings call, so we certainly knew about that at the time we rolled out our 2012 to 2016 plan. Many of the SPP projects or the South Central projects that are in our development portfolio are obviously going to be associated with that partnership.

Kevin Cole—Credit Suisse

Okay. And I guess my last question would be maybe the unanswerable question of do you have a view on the path that the Northeast section 206 complaint — I guess a path to resolution — now that we’ve pretty much had a full paper hearing, given the back and forth of these, and we’re past the 180 days?

Joe Welch—ITC Holdings Corp. – Chairman, President &CEO

Well, number one, far be it from me to predict the outcome of a regulatory proceeding, but I will say this. That I could start from the top to the bottom on this and give you a lot of reasons that I don’t think you’re going see a lot of change. And even if you do, I don’t think that, based on FERC precedence, it’s what other people would call a broad-reaching across-the-board indictment.

I keep trying to get people to focus on — take a look what FERC has done in the gas pipeline business. It’s the best analogy that exists and where FERC has established a lot of their thought process. And FERC has allowed high ROEs, and FERC has allowed double leveraging and all of the things that we constantly get questions on. And from time to time FERC has gone in and reduced an ROE on one of the pipelines, but when you take a look at what they’ve done, it is usually pointed at some kind of operational issue that has taken place. Their lack of continuing maintenance on the facility.

In other words, FERC is trying to create a competitive wholesale market. In particular, with this administration, they are also trying to make sure that there is energy efficiency and renewables integrated in the grid, and they realize they need a robust grid. So I don’t think that anything that they’re going to do is going to undermine their long term vision and policy moving forward. I think what they’ll going probably get more focused on is making sure they are getting the performance that they want when they hand out any kind of high ROE or incentive, whichever way you want to view it. And from that standpoint, if it’s based on any kind of performance parameters, I don’t see anywhere where ITC falls short.

We have improved the maintenance of the grid. We have improved the connectivity to the marketplace. We have improved the integration of renewables. We have virtually ticked off everything that we have been asked to do top to bottom. We support a compliance atmosphere here at ITC. We want to be FERC compliant and NERC compliant. We don’t try to fight it. We try to comply.

And so I think that, based on our record, based on what FERC does in the gas pipeline business, and based on where we are at in the development of transmission in the United States, I don’t just see anything coming out of this that’s going to be — other than definitions about what they’re doing and why they do it.

Kevin Cole—Credit Suisse

Great. Thank you very much. I appreciate your time.

Operator

Thank you. Our next question comes from John Alli from Decade Capital.

John Alli – Decade Capital

My question is actually answered.

Cameron Bready—ITC Holdings Corp. – EVP & CFO

That’s a good question. I can answer that one.

Operator

Thank you. I’m show nothing further questions at this time.

Gretchen Holloway—ITC Holdings Corp. – Director, Investor Relations

This concludes the question and answer portion of our call. Anyone wishing to listen to the conference call replay, available through Monday, April 30, should dial toll free 855-859-2056 or 404-537-3406. The passcode is 69082300. The webcast of this event will also be archived on the ITC website at itc-holdings.com. Thanks everyone, and have a great day.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes our program. You may all disconnect, and have a wonderful day.